AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 17, 2009

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
CROSSTEX ENERGY, L.P.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
OPTIONS TO PURCHASE COMMON UNITS
REPRESENTING LIMITED PARTNER INTERESTS
(Title of Class of Securities)

22765U102
(CUSIP Number of Class of Securities (Underlying Common Units))

William W. Davis
Crosstex Energy, L.P.
2501 Cedar Springs
Dallas, Texas 75201
(214) 953-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on behalf of Filing Person)
Copy to:
Douglass M. Rayburn
Baker Botts L.L.P.
2001 Ross Avenue
Dallas, Texas 75201
Telephone: (214) 953-6500
Facsimile: (214) 953-6503
CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$209,722	$11.70

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,191,601 common units representing limited partner interests of Crosstex Energy, L.P. having an aggregate value of $209,722 as of May 7, 2009 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11.70
Form or Registration No.:	Schedule TO
Filing Party:	Crosstex Energy, L.P.
Date Filed:	May 13, 2009.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on May 13, 2009, relating to an offer (the “Offer”) by Crosstex Energy, L.P. (the “Partnership”) to certain employees to exchange certain outstanding options to purchase the Partnership’s common units representing limited partner interests granted under the Crosstex Energy GP, LLC Amended and Restated Long-Term Incentive Plan as described in the Offer to Exchange Certain Outstanding Options to Purchase Common Units for Replacement Options to Purchase Common Units (the “Offer to Exchange”) and the related letter of transmittal and withdrawal form. This Amendment is the final amendment relating to the Offer to Exchange and is filed for the purpose of reporting the results of the Offer to Exchange.
     This Amendment is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein.
Item 4. Terms of the Transaction.
     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:
     The Offer expired at 5:00 p.m., CDT, on Thursday, June 11, 2009. Pursuant to the Offer, Eligible Optionholders (as defined in the Offer to Exchange) tendered, and the Partnership accepted for cancellation, Eligible Options (as defined in the Offer to Exchange) to purchase an aggregate of 1,032,403 common units of the Partnership from 435 participants, representing approximately 90.24% of the total common units underlying options eligible for exchange pursuant to the Offer.
     After the close of business on Thursday, June 11, 2009, the Partnership granted Replacement Options (as defined in the Offer to Exchange) to Eligible Optionholders to purchase 344,319 common units in exchange for the cancellation of the tendered Eligible Options. The exercise price per unit of the Replacement Options granted in the Offer to Exchange is $4.80, 120% of the average closing sales price of the Partnership’s common units as reported on The Nasdaq Global Select Market for the five trading days prior to June 11, 2009.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CROSSTEX ENERGY, L.P.
By:	Crosstex Energy GP, L.P.,
its general partner

By:	Crosstex Energy GP, LLC,
its general partner

By:	/s/ William W. Davis
William W. Davis
Executive Vice President and Chief Financial Officer
Date: June 17, 2009

EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION

(a)(1)(A)*	Offer to Exchange Certain Outstanding Options to Purchase Common Units for Replacement Options to Purchase Common Units, dated May 13, 2009.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Withdrawal Form.

(a)(1)(D)*	Form of Initial Email Notification to Eligible Optionholders Regarding the Offer to Exchange Eligible Options.

(a)(1)(E)*	Form of Cover Letter to Eligible Optionholders Regarding the Offer to Exchange Eligible Options.

(a)(1)(F)*	Presentation to Eligible Optionholders Regarding the Offer to Exchange Eligible Options.

(a)(1)(G)*	Form of Reminder Email Notification to Eligible Optionholders Regarding the Offer to Exchange Eligible Options.

(a)(1)(H)*	Form of Confirmation Email Notification.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not Applicable.

(d)(1)	Crosstex Energy GP, LLC Amended and Restated Long-Term Incentive Plan dated March 17, 2009, filed as Exhibit 10.3 to the Partnership’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the Commission on May 8, 2009, is incorporated herein by reference.

(d)(2)*	Form of Option Award Agreement for Replacement Options under the Plan.

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.